SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tidewater Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

886423102
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
60 East 42nd Street, Suite 3100
New York, New York 10165
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 14 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 886423102	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert E. Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
3,872,650

	9	SOLE DISPOSITIVE POWER
10,000

	10	SHARED DISPOSITIVE POWER
3,872,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,882,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 886423102	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robotti & Company, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,872,650

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,872,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,872,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

Schedule 13D
CUSIP No. 886423102	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robotti & Company Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,872,650

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,872,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,872,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

Schedule 13D
CUSIP No. 886423102	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Suzanne Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,000

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
12,000

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 886423102	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Vitetta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
170

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
170

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
CUSIP No. 886423102	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth R. Wasiak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,855,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,855,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,855,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 886423102	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ravenswood Management Company, L.L.C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,855,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,855,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,855,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 886423102	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Ravenswood Investment Company, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,250,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 886423102	Page 10 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ravenswood Investments III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
605,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
605,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
605,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 886423102	Page 11 of 14 Pages

This Statement on Schedule 13D Amendment No. 1 (this “Statement”) is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”). This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D (the “Initial Statement”) relating to shares of Common Stock, Par Value $0.10 Per Share (the “Common Stock”), of Tidewater Inc. (the “Issuer”), filed on August 26, 2016 with the Commission (as so amended, the “Amended Statement”), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 10,000 shares of Common Stock directly beneficially held by Mr. Robotti is $52,192.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 2,017,650 shares of Common Stock beneficially held by Robotti Advisors (other than those held by RIC and RI and disclosed below) is $6,995,495.55 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 12,000 shares of Common Stock directly beneficially held by Mrs. Suzanne Robotti is $62,630.20 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 170 shares of Common Stock directly beneficially held by Mr. Daniel Vitetta is $893.08 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mr. Daniel Vitetta were paid for using his personal funds.

The aggregate purchase price of the 1,250,000 shares of Common Stock directly beneficially held by RIC is $4,087,675.68 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 605,000 shares of Common Stock directly beneficially held by RI is $2,027,511.24 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RI were paid for using its working capital.

Schedule 13D
CUSIP No. 886423102	Page 12 of 14 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of October 28, 2016, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(6)(7)	3,882,650	10,000	3,872,650	8.25%
ROBT (1)(3)(6)(7)	3,872,650	0	3,872,650	8.23%
Robotti Advisors (1)(3)(6)(7)	3,872,650	0	3,872,650	8.23%
Suzanne Robotti (1)(4)	12,000	12,000	0	**
Daniel Vitetta (1)(5)	170	170	0	**
Wasiak (1)(6)(7)	1,855,000	0	1,855,000	3.94%
RMC (1)(6)(7)	1,855,000	0	1,855,000	3.94%
RIC (1)(6)	1,250,000	0	1,250,000	2.66%
RI (1)(7)	605,000	0	605,000	1.29%

* Based on 47,067,830 shares of Common Stock, $0.10 Par Value per share, outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.
** Less than 1%

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) The aggregate number of shares does not include the shares of Common Stock referenced in footnote (4) below owned by Mr. Robotti’s wife or the shares of Common Stock referenced in footnote (5) below owned by his nephew, all of which shares Mr. Robotti disclaims beneficial ownership.  Mr. Robotti has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 10,000 shares of Common Stock directly beneficially owned by him.
(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 3,872,650 shares of Common Stock directly beneficially owned by the advisory clients of Robotti Advisors.
(4) Suzanne Robotti has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 12,000 shares of Common Stock directly beneficially owned by her.
(5) Daniel Vitetta has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 170 shares of Common Stock directly beneficially owned by him.
(6) Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RIC the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 1,250,000 shares of Common Stock directly beneficially owned by RIC.
(7) Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RI the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 605,000 shares of Common Stock directly beneficially owned by RI.

Schedule 13D
CUSIP No. 886423102	Page 13 of 14 Pages

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.  All transactions were made by Robotti Advisors, RIC, and RI in the open market.

Transactions in Shares Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Robotti Advisor's Advisory Client	09/19/2016	(1,200)	SELL	$3.30
Robotti Advisor's Advisory Client	10/06/2016	2,900	BUY	$3.1161
Robotti Advisor's Advisory Client	10/25/2016	146,660	BUY	$1.6713
Robotti Advisor's Advisory Client	10/25/2016	72,910	BUY	$1.6675
RIC	10/25/2016	199,609	BUY	$1.6675
RI	10/25/2016	85,546	BUY	$1.6675
Robotti Advisor's Advisory Client	10/26/2016	500	BUY	$1.65
Robotti Advisor's Advisory Client	10/26/2016	2,726	BUY	$1.65
RIC	10/26/2016	8,645	BUY	$1.65
RI	10/26/2016	3,705	BUY	$1.65
Robotti Advisor's Advisory Client	10/28/2016	257,290	BUY	$1.648
Robotti Advisor's Advisory Client	10/28/2016	50,164	BUY	$1.6478
RIC	10/28/2016	141,746	BUY	$1.6478
RI	10/28/2016	60,749	BUY	$1.6478

(d) Robotti Advisors’ advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

(e) Not Applicable.

Schedule 13D
CUSIP No. 886423102	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 31, 2016

Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti
Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

/s/ Suzanne Robotti		Robotti & Company Advisors, LLC
Suzanne Robotti

/s/ Daniel Vitetta		By:	/s/ Robert E. Robotti
Daniel Vitetta			Name: Robert E. Robotti
Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
	Name: Robert E. Robotti	Kenneth R. Wasiak
Title: Managing Member

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.C.	By:	Ravenswood Management Company, L.L.C.
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member